SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For July and August 2002

Royal Dutch Petroleum Company

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands
(Address of principal executive offices)

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
 (Royal Dutch Petroleum Company)

Shell sells stake in Ruhrgas

Deutsche Shell GmbH has agreed to the sale of its shareholding in Ruhrgas, a major German gas distributor, to E.On, the German utility company. The pricing of the shares is similar to other Ruhrgas transactions entered into by E.On. There are a number of conditions to be met before the agreement can be effected. Deutsche Shell has a 14.75% indirectly held interest in Ruhrgas.

Contact:

Simon Henry +44 20 7934 3855
Michael Harrop +44 20 7934 6287

The Hague, July 4, 2002

Stock Exchange release

Not for release, publication or distribution in whole or in part in or into the
United States, Australia, Canada or Japan

Recommended cash offer by Schroder Salomon Smith Barney
on behalf of Shell Resources P.L.C. (“Shell Resources”)
a wholly owned member of the Royal Dutch / Shell Group of Companies, to acquire Enterprise Oil plc (“Enterprise”)

Shell completes purchase of Enterprise Oil plc.

Shell Resources plc (a wholly owned member of the Royal Dutch / Shell Group of Companies) has completed the statutory procedures to acquire all the outstanding shares in Enterprise Oil plc, which is now its wholly owned subsidiary.

The financial and operating results of Enterprise Oil will be fully consolidated into the reported results of the Royal Dutch / Shell Group of Companies effective from 1st April 2002.

The Group results for the second quarter of 2002 will be announced at 10 a.m. on Thursday, 1st August 2002.

Contact:
Simon Henry Michael Harrop	020 7934 3855 020 7934 6287

The Hague, July 10, 2002

Stock Exchange Release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Shell acquires RWE share in German Oil Products Joint Venture.

Shell Petroleum N.V. and Deutsche Shell GmbH, both wholly owned members of the Royal Dutch/Shell Group of Companies (“Shell”), have signed an agreement with RWE DEA AG (“RWE”) to acquire RWE’s share in the Hamburg-based joint venture Shell & DEA Oil GmbH. The original Joint Venture Agreement included a put option whereby RWE could require Shell to purchase its share between mid 2003 and mid 2004. This date has now been brought forward, with Shell taking 100% ownership of the venture with effect from 1st July 2002, and payment deferred to mid 2003. The total cash consideration paid by Shell to RWE to conclude this transaction will be $1.35 billion. The purchase price is that agreed earlier, adjusted for a repayment of the RWE share of the restructuring costs to date.

Shell & DEA Oil started operations as a 50:50 joint venture in January 2002. The company includes the refining, supply, distribution, oil marketing and petrochemical activities of both original companies and their associated support services. The joint venture was forecast to achieve synergies of at least $150 million a year. Good early progress has already been made in achieving these gains in the first half of 2002, in difficult market conditions. No further regulatory approval is required.

Paul Skinner, Group Managing Director and Chief Executive Officer of Oil Products, commenting on the acquisition said:

“Acquiring 100 percent of Shell & DEA Oil was our original intention and we are very pleased that the opportunity has arisen to advance this. The business is already operating within the Shell framework and we will continue our drive to realise the synergies from combining the two operations. Germany is Europe’s largest oil products market and SDO has a strong retail market position and a high-quality refining portfolio. I am confident that these will provide a strong platform for the long-term development of our business in Europe.”

Shell&DEA Oil operates a network of some 3200 service stations in Germany before divestment of two million tonnes per annum of gasoline and diesel retailing volumes required by the regulatory authorities under the original merger agreement. The company has a high quality refining system of four fully owned and two shared units, with a total distillation capacity of some 650 thousand b/d. Shell is the largest operator in the European downstream business with operations in 28 countries.

The Hague, 31 July 2002

Investor Relations enquiries:
Mike Harrop Bart van der Steenstraten David Sexton	+44 207 934 6287 +31 70 377 3996 +1 212 218 3112

Press Release

INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay an interim dividend in respect of the financial year 2002 of €0.72 per ordinary share. This represents an increase of 2.9% over the 2001 interim dividend.

The dividend of €0.72 will be payable as from September 18, 2002. The shares will be traded ex-dividend in Amsterdam and London as of August 2, 2002.

The applicable rate of Netherlands withholding tax is 25% unless reduced under applicable tax conventions.

The Hague, August 1, 2002

Press Release

INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay an interim dividend in respect of the financial year 2002 of €0.72 per ordinary share. This represents an increase of 2.9% over the 2001 interim dividend.

The amount to be paid in dollars to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on August 6, 2002. The interim dividend will be paid on September 18, 2002, to the holders of record of shares of New York Registry at the close of business on August 6, 2002.

The shares will be traded ex-dividend in New York as of August 2, 2002.

Taxation
The applicable rate of Netherlands withholding tax is 25%.

The Double Taxation Convention between the Netherlands and the United States of America provides for the payment of dividends to qualifying United States residents at a reduced withholding tax rate of 15%. Under the provisions of this Convention the withholding tax rate for qualifying organisations administering or providing pension or other employee benefits may be reduced to 0% provided such organisations have complied with the applicable certification requirements. Certain other tax-exempt organisations, e.g. charities, may reclaim 25% tax withheld provided certain conditions are met.

The Hague, August 1, 2002

Royal Dutch/Shell Group of Companies

RESULTS

2nd Quarter 2002

SECOND QUARTER				HALF YEAR

2002	2001	%	$ million	2002	2001	%

2,212	3,608	-39	Net Income	4,474	7,498	-40
112	96		Estimated current cost of supplies (CCS) adjustment	297	(20)
2,100	3,512	-40	CCS earnings	4,177	7,518	-44
(102)	(22)		Special credits/(charges)	(18)	129

2,202	3,534	-38	ADJUSTED CCS EARNINGS	4,195	7,389	-43

Return on Average Capital Employed				12.3%	21.4%

Key features of the second quarter 2002

•	The Group’s adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) of $2,202 million were 38% lower than last year. The decline was primarily due to the much weaker refining environment, and lower oil, gas and liquefied natural gas (LNG) prices.

•	On an adjusted CCS basis, Royal Dutch earnings per share were €0.69 ($0.63 per share), a decrease compared to last year of 39% (37% in $ per share), and Shell Transport earnings per share were 6.2p, a decrease of 39%.

•	Increased interim dividends of €0.72 per share for Royal Dutch (2.9% increase) and of 5.95p per share for Shell Transport (1.7% increase) have been announced.

•	Both Royal Dutch and Shell Transport continued their share buyback programmes. In the second quarter, shares were purchased under these programmes for a total consideration of $0.5 billion.

•	The acquisition of Enterprise Oil plc (Enterprise), a UK based exploration and production company, was completed. The results have been consolidated during the quarter and integration is proceeding rapidly.

•	Exploration and Production adjusted earnings of $1,809 million were down from $2,185 million a year ago. The benefit of an 8% hydrocarbon volume increase was more than offset by lower hydrocarbon prices.

•	Gas & Power adjusted earnings were $149 million compared to the record $390 million achieved a year ago. The lower earnings mainly reflected lower prices for LNG and positive but lower trading results in the USA.

A report by Royal Dutch Petroleum Company and The “Shell’’ Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

•	Oil Products adjusted CCS earnings of $347 million were down from the record $1,035 million reported a year ago. This was mainly due to a much weaker refining environment and higher refinery turnaround activity.

•	Chemicals adjusted earnings of $132 million were 4% higher than in the second quarter 2001 as earnings benefited from volume growth across the portfolio and improved margins in some businesses.

•	Capital investment for the quarter totalled $8.3 billion, compared with $2.3 billion a year ago. Some $5 billion of the increase related to the acquisition of Enterprise.

•	The Return on Average Capital Employed (ROACE) on a CCS earnings basis for the twelve months to June 30, 2002 was 12.3%. The twelve month ROACE was affected by the sharp increase in capital employed during the second quarter.

•	Capital employed at the end of the quarter was some $85 billion, an increase of about $15 billion from the start of the quarter. The increase reflected the acquisition of Enterprise and the effects of the weakening of the dollar late in the quarter. The latter contributed some $3 billion to the increase.

•	At the end of the quarter the debt ratio was 21.3%; cash, cash equivalents and short-term securities amounted to $4.1 billion. Debt increased by $11 billion during the quarter reflecting the high capital investment levels, the timing of dividend payments and share buybacks.

•	Cash flow from operations was some $3.2 billion compared to $4.5 billion a year ago. The lower cash flow reflected the effects of lower earnings and an increase in working capital in the quarter resulting from increases in hydrocarbon prices relative to the first quarter.

Commentary

Crude oil prices were comparatively stable in the second quarter but were lower than the same quarter last year. Brent crude prices averaged $25.05 a barrel compared to $27.40 a barrel a year ago, while WTI crude averaged $26.30 a barrel compared to $27.90. Prices were underpinned by on-going tensions in the Middle East and production restraints by major oil producers, but tempered by continuing concerns over the pace of global economic recovery. The decision by major oil producers at the end of June to extend their production cuts for a further three months has continued to support prices into the third quarter. The outlook for crude prices remains dependent on the pace of US economic recovery and on developments in the Middle East.

     In the USA, Henry Hub natural gas prices averaged $3.40 per million Btu, a fall of almost $1 compared to the second quarter 2001 price of $4.35 per million Btu but a significant improvement over the first quarter 2002 price of $2.45. Concerns on the outlook for US gas supply later in the year, following reports by many producers of first quarter production declines, contributed to the rally in prices in the quarter. Gas stocks in the USA are relatively high. This should ensure that potential demand spikes in the event of a warmer than normal summer can be covered.

Weak product demand combined with excess supply and firm crude oil prices maintained severe pressure on refining margins in all markets during the quarter. In Rotterdam, refining margins averaged $0.30 a barrel compared to $2.45 a barrel in the same period last year while in the USA, Gulf Coast margins averaged $2.95 a barrel compared to $8.35 a barrel a year ago. In Asia-Pacific, margins continued to be depressed by over-capacity. The Singapore margin averaged $0.25 a barrel for the quarter compared to $0.60 a barrel a year earlier. Any improvement in global refining margins from the low levels of the second quarter will depend on the pace and strength of the global economic recovery and on the level of crude oil supply.

Overall chemical margins were slightly higher than in the second quarter last year and better than in the first quarter of this year. Industry plant utilisation remains low although there are some signs of a recovery in demand. Cracker margins in Europe were similar to the second quarter of last year and recovered from the exceptionally low levels seen in the first quarter of this year. In the USA, cracker margins for all feedstocks were lower than a year ago; compared with the first quarter of this year, cracker margins for light feedstocks were unchanged but the relative economics of cracking the heavier feedstocks used by Shell improved. Overall the environment is still weak, and the outlook remains dependent on a continuation in demand growth.

     In Exploration and Production, the acquisition of the shares of Enterprise was successfully completed for a cash consideration of approximately $5 billion. Targets related to the acquisition have been reconfirmed, and integration is proceeding fast. The Enterprise offices in London and Houston have been closed. In Kazakhstan, the Kashagan discovery (Shell interest 16.7%) was declared commercial. Preliminary estimates suggest the field has producible reserves of between 7 billion and 9 billion barrels of oil. Shell has been awarded interests in 2 Blocks in each of the 17th bid round in Norway and the 4th bid round in Brazil. Significant discoveries were made in Malaysia and in the Gulf of Mexico, the latter through Shell’s participation in the Tahiti discovery.

     Two major integrated upstream and downstream gas developments were progressed. Under the joint venture framework agreement signed for the West-East pipeline in China, Shell will have a 15% share in the integrated project which includes the development of natural gas fields in the west of China, the construction and operation of a pipeline from Xinjiang in the West to Shanghai in the East and the marketing of the gas. In Venezuela, Shell was selected as a partner for the Mariscal Sucre LNG project and will have a 30% interest. The project centres on the development of the 10 trillion cubic feet gas resource in the Norte de Paria fields with export through an LNG plant with a capacity of about 4.7 million tonnes a year. The plant would strengthen Shell’s position in the Atlantic basin LNG market.

     In other Gas & Power related developments, the agreement to divest Shell’s indirect 14.75% interest in Ruhrgas, a gas transmission company in Germany, was announced (subject to confirmation of relevant authority approvals) while the sale of Shell’s 5% interest in HEIN GAS Hamburger Gaswerke GmbH, a gas supplier in Germany, was completed in early July.

     In Oil Products, Shell’s $22 a share cash offer for Pennzoil-Quaker State Company (Pennzoil) is being reviewed by the US Federal Trade Commission. This transaction, which is also subject to Pennzoil shareholder approval, is expected to be completed this year. It will make Shell a leader in the US and global lubricants markets. Good progress continued on restructuring and integration activities following the completion earlier this year of the deals through which Shell became the sole owner of Equilon and increased its ownership of Motiva to 50% in the USA, and following the completion of the downstream joint venture in Germany with RWE-DEA. In July, an agreement was signed with RWE DEA AG (“RWE”), to acquire RWE’s share in the Hamburg-based joint venture Shell & DEA Oil GmbH. The original Joint Venture Agreement included a put option whereby RWE could require Shell to purchase its share between mid 2003 and mid 2004. This date has now been brought forward, with Shell taking 100% ownership of the venture with effect from 1st July 2002, and payment deferred to mid 2003. The total cash consideration paid by Shell to RWE to conclude this transaction will be $1.35 billion. The purchase price is that agreed earlier, adjusted for a repayment of the RWE share of the restructuring costs to date.

     In Chemicals, construction of a world-scale styrene monomer/propylene oxide (SM/PO) plant in Singapore was completed and is now operational. The plant is owned by Ellba, a 50:50 joint venture of Shell and BASF. In Canada, work started on the first-ever world-scale plant for the production of PTT — a polymer used in a range of manufactured products. Shell has a 50% interest in the plant, which will have an annual capacity of 95 thousand tonnes and is due on stream in 2004. Both these investments take advantage of proprietary Shell technology to generate commercial advantage in high growth products.

     In Renewables, Shell agreed to acquire the 41 megawatt (MW) Cabazon Pass and the 61 MW Whitewater Hill wind parks, both in California. These developments will bring Shell’s total wind energy generating capacity in the USA to 232 MW.

     In July, agreement was reached for the sale of Pulse Energy (Shell share 40%), a retailer of electricity and gas in Australia, to AGL.

     Royal Dutch and Shell Transport continued their share buyback programmes. Some 5.9 million shares in Royal Dutch and 27.5 million shares in Shell Transport were purchased in the quarter under these programmes (0.28% of the issued share capital at the end of 2001) for a total consideration of $0.5 billion. An additional 8.8 million shares in Royal Dutch and 37.2 million shares in Shell Transport were purchased to underpin employee share option schemes for a consideration of $0.8 billion. So far this year, 0.35% of Royal Dutch shares and 0.36% of Shell Transport shares have been bought back for a total consideration of $0.6 billion, and a further $1 billion has been used for share purchases to underpin employee share option schemes.

Earnings by industry segment

Exploration and Production

SECOND QUARTER				HALF YEAR

2002	2001	%	$ million	2002	2001	%

1,759	2,171	-19	Segment earnings	3,329	5,018	-34
(50)	(14)		Special credits/(charges)	65	(14)
1,809	2,185	-17	Adjusted segment earnings	3,264	5,032	-35
2,413	2,177	+11	Crude oil production (thousand b/d)	2,307	2,212	+4
8,386	8,161	+3	Natural gas production available for sale (million scf/d)	9,416	9,034	+4

     Adjusted second quarter earnings of $1,809 million were 17% lower than a year ago. The benefit of an 8% increase in hydrocarbon production was more than offset by lower hydrocarbon prices (liquids and gas realisations declined by 8% and 18% respectively) and higher depreciation and exploration expense. The acquisition of Enterprise has been completed and its results have been consolidated during the quarter. Additional depreciation arising from the Enterprise acquisition was about $240 million ($120 million after tax). Exploration expense was higher, including well write-offs in Canada and Namibia, as well as the exploration expense from Enterprise. Excluding Enterprise, underlying unit operating costs so far this year are 2% below the same period last year. Higher tax charges resulting from the changes to the fiscal regime in the UK are expected to be included from the third quarter. In addition there will be a one-off charge resulting from the impact of this change on provisions for deferred taxation; this is expected to be about $320 million (including the charge associated with Enterprise) and it will not be treated as a special item.

     The 8% improvement in total hydrocarbon production comprised an 11% increase in oil production and a 3% increase in gas production. Oil production benefited from the acquisition of Enterprise and of an additional interest in the Draugen Field in Norway, from new fields in the USA, Denmark and UK and from improved field performance in Brunei and Australia. These increases were partly offset by lower OPEC production quotas in Abu Dhabi and Nigeria (equivalent to some 65 thousand barrels of oil per day), normal field declines mainly in the USA, the UK, Australia and Gabon and divestments in New Zealand, the Democratic Republic of Congo and Argentina. Gas production benefited from the acquisition of Enterprise and from new fields in the USA. These increases were partly offset by the effects of generally warmer weather in Europe, normal declines in the USA, divestments in New Zealand and lower demand, mainly in the UK.

     The acquisition of Enterprise contributed some 240 thousand barrels of oil equivalent a day to the volume increase. Excluding this volume, production was 1% higher than a year ago. Total hydrocarbon production also benefited from the resumption of production at the Brutus platform (Shell interest 100%) in the Gulf of Mexico. This returned to production in early May and by the end of the quarter was producing some 100 thousand barrels of oil equivalent a day.

     Capital investment was $7.3 billion for the quarter and included exploration expense of $0.3 billion. Excluding the Enterprise acquisition, capital investment was 34% higher than in the corresponding period last year. This higher spending reflected investment in various major growth projects including Athabasca Oil Sands in Canada and the offshore developments of Na Kika in the USA and Bonga and EA in Nigeria.

     Segment earnings of $1,759 million included a net special charge of $50 million, mainly reflecting the integration costs of Enterprise.

Gas & Power

SECOND QUARTER				HALF YEAR

2002	2001	%	$ million	2002	2001	%

128	390	-67	Segment earnings	382	745	-49
(21)	—		Special credits/(charges)	17	—
149	390	-62	Adjusted segment earnings	365	745	-51
1.76	1.92	-8	Global equity LNG sales volume (million tonnes)	4.20	4.28	-2

     Adjusted earnings for the quarter were $149 million compared to $390 million a year ago. The decrease was due to lower LNG prices, positive but lower trading results in the USA and a lower dividend from Ruhrgas in Germany. LNG prices were some 16% below those realised in the second quarter last year, reflecting the linkage to crude and product prices in earlier periods, while LNG volumes were 8% lower at 1.8 million tonnes. The lower volumes reflected additional spot sales last year when a competitor plant (Arun) in Indonesia was not operating and lower Asia-Pacific demand this year. Installed power generation capacity almost trebled over the year but operations remain at a small loss.

     The segment earnings of $128 million included a special charge of $21 million related to the cancellation of orders for two turbines by InterGen, a joint venture with Bechtel.

Oil Products

SECOND QUARTER				HALF YEAR

2002	2001	%	$ million	2002	2001	%

326	1,045	-69	Segment earnings	687	2,003	-66
(21)	10		Special credits/(charges)	(101)	10
347	1,035	-66	Adjusted segment earnings	788	1,993	-60
3,837	3,457	+11	Refinery intake (thousand b/d)	4,011	3,425	+17
7,396	6,165	+20	Oil product sales (thousand b/d)	7,311	6,130	+19

     Second quarter earnings on an adjusted CCS basis of $347 million were 66% below the record earnings a year ago. Earnings were significantly down in refining as the very weak refining conditions continued from the first quarter and trading and marketing earnings were also down. Relative to a year earlier the results for the quarter included the consolidation of the joint venture with RWE-DEA in Germany and in the USA the consolidation of Equilon (now 100% owned), together with an increased equity share of the earnings of Motiva (now 50% owned). The year to date underlying unit marketing cost reduction was 1%; unit manufacturing costs, however, were higher reflecting lower than normal refinery utilisation.

     Outside the USA, adjusted CCS earnings for the quarter were $322 million compared to $764 million a year ago. Refining earnings declined sharply due to the lower industry margins in both Rotterdam and Singapore and the impact of maintenance activities. This included major shutdown programmes in the Netherlands and Canada, the latter including the tie-in of new facilities at Scotford for processing feedstock from the Athabasca oil sands project. Both these shutdowns involved closure of the upgrading facilities at these refineries for extended periods. Consequently overall refinery utilisation was significantly below both the second quarter last year and the first quarter of this year. The effects of this shutdown programme more than offset the higher intake due to the commencement of the joint venture in Germany resulting in refining intake 1% lower than a year ago. Unit refining expenses rose as a result of the maintenance activities and lower intake. Marketing earnings were lower. Gross fuels margins declined overall as margins rose in Asia-Pacific, were unchanged in Europe and declined in Latin America, principally in Argentina. Marketing costs were adversely affected, compared to last year, by exchange rate effects, and compared to the first quarter this year by seasonal cost patterns. Total inland sales volumes rose 7%, mainly because of the inclusion of sales by the German joint venture. Trading earnings were down due to limited regional arbitrage opportunities. Shipping earnings were adversely affected by declining freight rates.

     In the USA, adjusted earnings were $25 million compared to $271 million a year ago. Earnings from refining were sharply lower with industry margins on both the US West and Gulf Coasts significantly below the levels seen in second quarter, 2001. Refinery utilisation was impacted by maintenance activities. Reported refinery intake rose by 57% reflecting the increase in Shell’s equity ownership in Equilon and Motiva. Marketing earnings also declined as a result of lower gasoline margins. On a like-for-like basis, overall operating costs were lower than a year ago.

     Segment earnings included a $21 million charge in the USA for environmental provisions.

Chemicals

SECOND QUARTER				HALF YEAR

2002	2001	%	$ million	2002	2001	%

122	109	+12	Segment earnings	197	313	-37
(10)	(18)		Special credits/(charges)	(10)	133
132	127	+4	Adjusted segment earnings	207	180	+15

     Adjusted earnings for the quarter were $132 million compared with $127 million a year ago, a period that benefited from income recognition on a contract termination in the USA. Underlying earnings more than doubled, mainly reflecting sales volumes, which were 9% higher than a year ago. Margins were up with significant improvements in some products, particularly styrene monomer, catalysts and polyolefins partially offset by weaker cracker margins in the USA. The economics of cracking liquid feedstocks used by Shell compared to the more commonly used ethane feedstocks improved relative to the first quarter of the year. Underlying unit cost improvements are currently exceeding the 3% per year target, and improvements in cost, capacity rationalisation and operational alignment continue to be delivered in Basell, the polyolefins joint venture with BASF.

     Segment earnings of $122 million include a special charge of $10 million related to earlier portfolio restructuring.

Other industry segments

SECOND QUARTER			HALF YEAR

2002	2001	$ million	2002	2001

(89)	(60)	Segment earnings	(130)	(114)
—	—	Special credits/(charges)	—	—
(89)	(60)	Adjusted segment earnings	(130)	(114)

     Adjusted results for the quarter were $29 million lower than a year ago, partly due to the timing of internal cost recoveries. There were also costs associated with the reorganisation of the customer oriented products and services of Shell Consumer, Shell Capital and Shell Internet Works into one business, Shell Consumer. The segment results include business development costs in Shell Consumer, Shell Renewables and Shell Hydrogen.

Corporate

SECOND QUARTER			HALF YEAR

2002	2001	$ million	2002	2001

(148)	(28)	Segment earnings	(322)	(201)
—	—	Special credits/(charges)	—	—
(148)	(28)	Adjusted segment earnings	(322)	(201)

     Adjusted second quarter results were a charge of $148 million compared to $28 million a year ago. The change resulted from the effect of higher net borrowings on interest expense and higher corporate, tax and insurance charges.

Note

     The results shown for the second quarter and half year are unaudited.

     Quarterly results are expected to be announced on October 31 for the third quarter of 2002. Results for the fourth quarter together with the final dividend proposals for 2002 are expected to be announced on February 6, 2003.

     August 1, 2002

Statement of income

QUARTERS					HALF YEAR

Q2	Q1	Q2
2002	2002	2001	%*	$ million	2002	2001	%

57,611	50,269	45,981	+25	Sales proceeds	107,880	93,808	+15
13,221	12,694	10,171		Sales taxes, excise duties and similar levies	25,915	20,971

44,390	37,575	35,810	+24	Net proceeds	81,965	72,837	+13
37,868	31,461	28,314		Cost of sales	69,329	56,944

6,522	6,114	7,496	-13	Gross profit	12,636	15,893	-20
2,703	2,434	2,180		Selling, distribution and administrative expenses	5,137	4,203
304	175	171		Exploration	479	333
130	86	72		Research and development	216	127

3,385	3,419	5,073	-33	Operating profit of Group companies	6,804	11,230	-39
734	681	1,274		Share of operating profit of associated companies	1,415	2,217

4,119	4,100	6,347	-35	Operating profit	8,219	13,447	-39
177	184	276		Interest and other income	361	580
261	241	309		Interest expense	502	614
(38)	(30)	35		Currency exchange gains/(losses)	(68)	46

3,997	4,013	6,349	-37	Income before taxation	8,010	13,459	-40
1,781	1,744	2,620		Taxation	3,525	5,716

2,216	2,269	3,729	-41	Income after taxation	4,485	7,743	-42
4	7	121		Minority interests	11	245

2,212	2,262	3,608	-39	NET INCOME	4,474	7,498	-40

*	Q2 on Q2 change

Earnings by industry segment

QUARTERS					HALF YEAR

Q2	Q1	Q2
2002	2002	2001	%*	$ million	2002	2001	%

				Exploration and Production:
1,257	1,206	1,538	-18	World outside USA	2,463	3,483	-29
502	364	633	-21	USA	866	1,535	-44

1,759	1,570	2,171	-19		3,329	5,018	-34

				Gas & Power:
108	256	304	-64	World outside USA	364	601	-39
20	(2)	86	-77	USA	18	144	-87

128	254	390	-67		382	745	-49

				Oil Products:
322	382	774	-58	World outside USA	704	1,720	-59
4	(21)	271	-99	USA	(17)	283	—

326	361	1,045	-69		687	2,003	-66

				Chemicals:
145	95	81	+79	World outside USA	240	357	-33
(23)	(20)	28	—	USA	(43)	(44)	—

122	75	109	+12		197	313	-37

(89)	(41)	(60)		Other industry segments	(130)	(114)	—

2,246	2,219	3,655	-39	TOTAL OPERATING SEGMENTS	4,465	7,965	-44

				Corporate:
(120)	(115)	(61)		Interest income/(expense)	(235)	(97)
32	(7)	14		Currency exchange gains/(losses)	25	27
(60)	(52)	19		Other — including taxation	(112)	(131)

(148)	(174)	(28)			(322)	(201)

2	32	(115)		Minority interests	34	(246)

2,100	2,077	3,512	-40	CCS EARNINGS	4,177	7,518	-44

112	185	96		CCS adjustment	297	(20)

2,212	2,262	3,608	-39	NET INCOME	4,474	7,498	-40

*	Q2 on Q2 change

Summarised statement of assets and liabilities

	June 30	Mar 31	June 30
$ million	2002	2002	2001

Fixed assets:
Tangible fixed assets	74,535	60,050	46,801
Intangible fixed assets	1,304	1,216	940
Investments	20,582	19,951	22,561

	96,421	81,217	70,302

Other long-term assets	8,744	7,980	7,304
Current assets:
Inventories	9,451	8,582	7,397
Accounts receivable	23,467	21,052	21,173
Short-term securities	1	1	6
Cash and cash equivalents	4,141	4,221	9,484

	37,060	33,856	38,060

Current liabilities:
Short-term debt	11,574	4,397	3,375
Accounts payable and accrued liabilities	23,299	21,401	20,787
Taxes payable	5,905	6,203	6,836
Dividends payable to Parent Companies	3,168	5,715	3,273

	43,946	37,716	34,271

Net current assets/(liabilities)	(6,886)	(3,860)	3,789

Total assets less current liabilities	98,279	85,337	81,395

Long-term liabilities:
Long-term debt	6,518	2,197	3,902
Other	6,009	5,605	4,077

	12,527	7,802	7,979

Provisions:
Deferred taxation	12,383	8,210	7,296
Other	6,717	5,812	4,751

	19,100	14,022	12,047

Minority interests	5,396	5,156	2,737

NET ASSETS	61,256	58,357	58,632

Summarised statement of cash flows (Note 3)

QUARTERS				HALF YEAR

Q2	Q1	Q2
2002	2002	2001	$ million	2002	2001

			CASH FLOW PROVIDED BY OPERATING ACTIVITIES:
2,212	2,262	3,608	Net income	4,474	7,498
2,036	1,750	1,468	Depreciation, depletion and amortisation	3,786	2,878
(11)	(162)	(53)	(Profit)/loss on sale of assets	(173)	(117)
(903)	(768)	(46)	Decrease/(increase) in net working capital	(1,671)	(474)
			Associated companies:
64	(46)	(195)	dividends more/(less) than net income	18	(384)
(172)	13	172	Deferred taxation and other provisions	(159)	302
(74)	162	(415)	Other	88	(475)

3,152	3,211	4,539	Cash flow provided by operating activities	6,363	9,228

			CASH FLOW USED IN INVESTING ACTIVITIES:
(7,818)	(4,081)	(1,747)	Capital expenditure	(11,899)	(3,993)
225	235	330	Proceeds from sale of assets	460	966
(72)	(265)	(276)	Net investments in associated companies	(337)	(205)
84	(81)	13	Movement in other investments	3	(446)

(7,581)	(4,192)	(1,680)	Cash flow used in investing activities	(11,773)	(3,678)

			CASH FLOW PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
2,145	(1,920)	(63)	Net increase/(decrease) in long-term debt	225	(459)
6,334	633	264	Net increase/(decrease) in short-term debt	6,967	473
19	386	(233)	Change in minority interests	405	(236)
(3,493)	(296)	(4,474)	Dividends paid to: Parent Companies	(3,789)	(6,012)
(71)	(73)	(84)	Minority interests	(144)	(113)

4,934	(1,270)	(4,590)	Cash flow provided by/(used in) financing activities	3,664	(6,347)

(719)	(185)	(356)	Parent Companies' shares held by Group companies	(904)	(780)
134	(13)	(110)	Currency translation differences relating to cash and cash equivalents	121	(370)

(80)	(2,449)	(2,197)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(2,529)	(1,947)

Operational data

QUARTERS					HALF YEAR

Q2	Q1	Q2
2002	2002	2001	%*		2002	2001	%

	thousand b/d			CRUDE OIL PRODUCTION		thousand b/d
783	552	531		Europe	668	553
1,084	1,120	1,146		Other Eastern Hemisphere	1,103	1,155
441	417	404		USA	429	404
105	110	96		Other Western Hemisphere	107	100

2,413	2,199	2,177	+11		2,307	2,212	+4

	million scf/d**			NATURAL GAS PRODUCTION		million scf/d**
				AVAILABLE FOR SALE
2,844	4,572	2,945		Europe	3,704	3,920
3,223	3,625	2,988		Other Eastern Hemisphere	3,423	2,878
1,665	1,567	1,604		USA	1,616	1,596
654	692	624		Other Western Hemisphere	673	640

8,386	10,456	8,161	+3		9,416	9,034	+4

	million scm/d***					million scm/d***

81	129	83		Europe	105	111
91	103	85		Other Eastern Hemisphere	97	82
47	44	45		USA	46	45
18	20	18		Other Western Hemisphere	19	18

237	296	231	+3		267	256	+4

	million tonnes			LIQUEFIED NATURAL GAS (LNG)		million tonnes

1.76	2.44	1.92	-8	Global equity LNG sales volume	4.20	4.28	-2
	$/bbl			Realised Oil Prices		$/bbl
23.52	19.50	26.18		WOUSA	21.54	25.54
23.28	17.74	23.27		USA	20.62	23.75
23.48	19.21	25.66		Global	21.38	25.24
	$/thousand scf			Realised Gas Prices		$/thousand scf

2.07	2.10	2.29		WOUSA	2.08	2.53
3.47	2.36	4.94		USA	2.94	6.27
2.39	2.14	2.91		Global	2.26	3.33

*	Q2 on Q2 change

**	scf/d = standard cubic feet per day

***	scm/d = standard cubic metres per day

Operational data (continued)

QUARTERS					HALF YEAR

Q2	Q1	Q2
2002	2002	2001	%*		2002	2001	%

	thousand b/d			REFINERY PROCESSING INTAKE**		thousand b/d
1,642	1,801	1,416		Europe	1,720	1,377
908	942	1,007		Other Eastern Hemisphere	925	1,031
1,085	1,084	689		USA	1,085	654
202	360	345		Other Western Hemisphere	281	363

3,837	4,187	3,457	+11		4,011	3,425	+17

				OIL SALES**
2,970	2,757	2,199		Gasolines	2,864	2,137
779	721	672		Kerosines	750	673
1,980	2,140	1,898		Gas/Diesel oils	2,060	1,918
855	800	692		Fuel oil	827	722
812	808	704		Other products	810	680

7,396	7,226	6,165	+20	Total oil products***	7,311	6,130	+19
5,284	4,811	4,648		Crude oil	5,049	4,381

12,680	12,037	10,813	+17	Total oil sales	12,360	10,511	+18

				***comprising
2,143	2,191	1,844		Europe	2,166	1,866
1,302	1,256	1,275		Other Eastern Hemisphere	1,279	1,242
2,239	2,108	1,342		USA	2,174	1,289
777	759	820		Other Western Hemisphere	768	810
935	912	884		Export sales	924	923
	$ million			CHEMICAL SALES — NET PROCEEDS****		$ million
1,010	810	912		Europe	1,820	1,934
528	384	423		Other Eastern Hemisphere	912	815
1,203	1,038	1,390		USA	2,241	2,823
113	84	69		Other Western Hemisphere	197	146

2,854	2,316	2,794	+2		5,170	5,718	-10

*	Q2 on Q2 change

**	2002 numbers include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva volumes. The 2001 numbers have been presented to include the ownership interests in the volumes prevailing at that time. Details of this and other updates to Oil Products volume reporting can be found on Shell’s website at www.shell.com/investor.

****	Excluding proceeds from chemical trading activities

Capital investment

QUARTERS				HALF YEAR

Q2	Q1	Q2
2002	2002	2001	$ million	2002	2001

			Capital expenditure:
			Exploration and Production:
6,513	1,248	910	World outside USA	7,761	2,611
487	341	303	USA	828	550

7,000	1,589	1,213		8,589	3,161

			Gas & Power:
34	65	64	World outside USA	99	84
4	1	7	USA	5	10

38	66	71		104	94

			Oil Products:
			Refining:
149	46	66	World outside USA	195	112
120	1,290	1	USA	1,410	1

269	1,336	67		1,605	113

			Marketing:
255	206	169	World outside USA	461	256
14	599	—	USA	613	—

269	805	169		1,074	256

			Chemicals:
65	56	38	World outside USA	121	63
120	66	158	USA	186	246

185	122	196		307	309

57	163	31	Other segments	220	60

7,818	4,081	1,747	TOTAL CAPITAL EXPENDITURE	11,899	3,993

			Exploration expense:
257	95	135	World outside USA	352	263
53	73	49	USA	126	84

310	168	184		478	347

			New equity investments in associated companies:
37	38	216	World outside USA	75	232
19	184	27	USA	203	114

56	222	243		278	346

133	160	108	New loans to associated companies	293	160
-	—	24	Other investments	—	224

8,317	4,631	2,306	TOTAL CAPITAL INVESTMENT*	12,948	5,070

			*comprising
7,313	1,759	1,464	Exploration and Production	9,072	3,748
64	83	248	Gas & Power	147	376
557	2,332	250	Oil Products	2,889	403
193	134	197	Chemicals	327	314
57	163	39	Other segments	220	69
133	160	108	New loans to associated companies	293	160

8,317	4,631	2,306		12,948	5,070

Special items (Note 4)

QUARTERS			$ million	HALF YEAR

Q2	Q1	Q2
2002	2002	2001	credits/(charges)	2002	2001

			Exploration and Production:
			World outside USA
(68)	—	—	Restructuring and redundancy	(68)	—
18	14	—	Asset disposals/impairment	32	—
			USA
-	101	—	Asset disposals/impairment	101	—
-	—	(14)	Other	—	(14)

(50)	115	(14)		65	(14)

			Gas & Power:
			World outside USA
(21)	—	—	Other	(21)	—
			USA
-	38	—	Asset disposals/impairment	38	—

(21)	38	—		17	—

			Oil Products:
			World outside USA
-	(31)	—	Restructuring and redundancy	(31)	—
-	(26)	—	Asset disposals/impairment	(26)	—
-	—	10	Other	—	10
			USA
(21)	(23)	—	Other	(44)	—

(21)	(80)	10		(101)	10

			Chemicals:
			World outside USA
-	—	(18)	Asset disposals/impairment	—	133
			USA
(10)	—	—	Other	(10)	—

(10)	—	(18)		(10)	133

			Minority Interests
-	11	—	Asset disposals/impairment	11	—

	11	—		11	—

(102)	84	(22)	SPECIAL ITEMS	(18)	129

Adjusted CCS earnings by industry segment

QUARTERS					HALF YEAR

Q2	Q1	Q2
2002	2002	2001	%*	$ million	2002	2001	%

				Exploration and Production:
1,307	1,192	1,538	-15	World outside USA	2,499	3,483	-28
502	263	647	-22	USA	765	1,549	-51

1,809	1,455	2,185	-17		3,264	5,032	-35

				Gas & Power:
129	256	304	-58	World outside USA	385	601	-36
20	(40)	86	-77	USA	(20)	144	—

149	216	390	-62		365	745	-51

				Oil Products:
322	439	764	-58	World outside USA	761	1,710	-55
25	2	271	-91	USA	27	283	-90

347	441	1,035	-66		788	1,993	-60

				Chemicals:
145	95	99	+46	World outside USA	240	224	+7
(13)	(20)	28	—	USA	(33)	(44)	—

132	75	127	+4		207	180	+15

(89)	(41)	(60)		Other industry segments	(130)	(114)

2,348	2,146	3,677	-36	TOTAL OPERATING SEGMENTS	4,494	7,836	-43

				Corporate:
(120)	(115)	(61)		Interest income/(expense)	(235)	(97)
32	(7)	14		Currency exchange gains/(losses)	25	27
(60)	(52)	19		Other — including taxation	(112)	(131)

(148)	(174)	(28)			(322)	(201)

2	21	(115)		Minority interests	23	(246)

2,202	1,993	3,534	-38	ADJUSTED CCS EARNINGS	4,195	7,389	-43

*	Q2 on Q2 change

Proforma earnings per share (Note 5)

QUARTERS				HALF YEAR

Q2	Q1	Q2
2002	2002	2001		2002	2001

			ROYAL DUTCH
0.69	0.74	1.17	Net income per share (€)	1.43	2.35
0.63	0.65	1.02	Net income per share ($)	1.28	2.11
0.60	0.59	0.99	CCS earnings per share ($)	1.19	2.11
0.69	0.65	1.14	Adjusted CCS earnings per share (€)	1.34	2.31
0.63	0.57	1.00	Adjusted CCS earnings per share ($)	1.20	2.08
			SHELL TRANSPORT
6.2	6.5	10.3	Net income per share (pence)	12.7	21.0
0.55	0.56	0.88	Net income per ADR ($)	1.10	1.82
0.52	0.51	0.85	CCS earnings per ADR ($)	1.03	1.82
6.2	5.7	10.1	Adjusted CCS earnings per share (pence)	11.9	20.7
0.54	0.49	0.86	Adjusted CCS earnings per ADR ($)	1.03	1.79

Notes

NOTE 1.	Accounting policies

     The Group’s accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2001 Annual Reports and Accounts on pages 50 to 52.

     US accounting standard FAS 142 (Goodwill and Other Intangible Assets) requires that goodwill, and other intangibles with an indefinite life, are no longer amortised but instead tested for recoverability. This standard is effective for the Group from the first quarter, 2002 and adoption has not had a significant effect.

NOTE 2.	Earnings on an estimated current cost of supplies (CCS) basis

     On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

NOTE 3.	Statement of cash flows

     This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 4.	Special items

     Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 5.	Proforma earnings per share

     Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2001 Annual Reports and Accounts in Note 1 on page 50). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40.

     For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

     In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders’ meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on May 16, 2002 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

     Earnings per share calculations are based on the following weighted average number of shares:

	Q2	Q1	Q2	Half Year	Half Year
	2002	2002	2001	2002	2001

Royal Dutch shares of €0.56 (millions)	2,098.5	2,100.6	2,126.4	2,099.5	2,133.1
Shell Transport shares of 25p (millions)	9,734.3	9,744.4	9,861.9	9,739.3	9,892.7

     Shares at the end of the following periods are:

	Q2	Q1	Q2
	2002	2002	2001

Royal Dutch shares of €0.56 (millions)	2,094.0	2,099.9	2,117.0
Shell Transport shares of 25p (millions)	9,713.7	9,741.2	9,818.8

     One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 1 August 2002

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)